Hanwha SolarOne Announces Expansion Plan in China’s Nantong
Economic and Technological Development Zone

SHANGHAI, China, January 18, 2011 – Hanwha SolarOne Co., Ltd. (f/k/a Solarfun Power Holdings Co., Ltd., or "SolarOne" or the "Company") (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that it has signed an investment memorandum of understanding (“MOU”) with Nantong Economic and Technological Development Zone (“Nantong”), located in Jiangsu Province, to construct a new production facility there.

According to the MOU, SolarOne plans to build cell and module production facilities with 2 GW annual capacity in Nantong.  Under the first phase of the project, SolarOne plans to invest approximately US$500 million in three years to build cell and module production facilities with 1 GW annual capacity in Nantong.

“We are very excited about our investment into a new, advanced production facility in Nantong,” said Dr. Peter Xie, President and Chief Executive Officer of SolarOne.  “The Nantong Economic and Technological Development Zone is home to some of the country’s best employee talent in precision electronic manufacturing.  Its location is just north of our Shanghai headquarters, and in close proximity to our manufacturing base in Qidong as well as one of the ten largest sea ports in China, allowing us to share management oversight and manufacturing resources.  The new facility, once completed, will also provide much needed expansion of our production capacity.”

Dr. Xie continued, “We are preparing to meet increased demand for our products as we expect the global shift towards green energy, especially solar energy, to increase sharply in the coming years.  Maintaining our commitment to bringing the best value to our customers, the new facility is expected to lower production costs and provide an additional edge over our competitors.”

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd., f/k/a Solarfun Power Holdings Co. , Ltd. (NASDAQ: SOLF) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program. The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.solarfun-power.com.
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For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail:  paul.combs@solarfun-power.com

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Kathy Li
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Tip Fleming
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